United States securities and exchange commission logo





                             March 13, 2023

       Cecil Magpuri
       Chief Executive Officer
       Falcon's Beyond Global, Inc.
       6996 Piazza Grande Avenue, Suite 301
       Orlando, FL 32835

                                                        Re: Falcon's Beyond
Global, Inc.
                                                            Registration
Statement on Form S-4
                                                            February 14, 2023
                                                            File No. 333-269778

       Dear Cecil Magpuri:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 Filed February 14, 2023

       Notice of Special Meeting of Stockholders

   1. We note that you appear to unbundle the Pubco Organizational Documents Advisory
                                                        Proposals on page 152.
Please revise your presentation of these proposals in your notice of meeting to list each
separate vote you are taking in connection with these proposals.
                                                        Make conforming changes
to your proxy card, when filed.
   2. We note your disclosure here and throughout your filing provides that the approval of the
                                                        Business Combination
Proposal requires the affirmative vote of the holders of a majority of outstanding shares
of FAST II   s common stock as of the FAST II Record Date, voting
                                                        as a single class;
however, Section 9.2(e) of FAST II's current charter provides that the affirmative vote of the
holders of a majority of the shares of the Common Stock that are voted at a stockholder
meeting held to consider such initial Business Combination is the
 Cecil Magpuri
Falcon's Beyond Global, Inc.
March 13, 2023
Page 2
         requisite voting standard. Please revise for consistency and disclose how many public shares of FAST II would need to be voted in order to approve the proposal, assuming only a quorum is present.
Cover Page

3.       Please disclose on your prospectus cover and in your Questions and
Answers and
         Prospectus Summary sections the aggregate value of the consideration to be paid in the business combination, as implied by the equity value of the Company.
4. Please revise to include a discussion of the Company Financing, including the amounts received under the Subscription Agreement to date.
5. Please revise to explicitly identify the national securities exchange where the securities of the post-combination company will be listed. In this regard, your disclosure currently only states that the securities of the post-combination company will be listed on an "an
         Approved Exchange." Refer to Item 501(b)(4) of Regulation S-K.
6. On your prospectus cover and in your Summary and Questions and Answers sections, please add a description of the voting rights of the PubCo Class A Common Stock, Class
         B Common Stock, and Series A Preferred Stock. We also note your disclosure on page 56 that for so long as Mr. Demerau continues to control Katmandu Ventures, LLC and
         Mr. Magpuri continues to control CilMar Ventures, LLC, they will continue to control a significant percentage of the voting power of Pubco Common Stock, and will be able to influence the composition of the Pubco Board and management and the approval of actions requiring stockholder approval. Please include comparable disclosure in each of the sections referenced above.
7. Please clarify here and on page xiii that the SPAC Warrants, once assumed by PubCo, will be convertible into Series A Preferred Stock, including the Private Placement Warrants held by the Sponsor.
8. Please revise your presentation of the ownership interests of the post-combination company here, and on pages xvii and 14, to include all dilutive securities. In this regard, we note that you include a separate table on pages xvii and page 14 depicting the additional sources of dilution, yet you do not include a presentation of how such dilution would impact each party's holdings.
9. Here, and elsewhere in your filing as applicable, please revise to clarify the source and features of the Bonus Shares. In this regard, we note your disclosure indicates the Bonus
FirstName LastNameCecil Magpuri
       Shares are allocable pursuant to the Warrant Agreement, and we note page 36 of the
Comapany    NameFalcon's
       Investor            Beyond
                Presentation        Global,
                             filed as       Inc. to FAST II's Form 8-K filed
February 23, 2023
                                      an exhibit
March indicates  that the
       13, 2023 Page   2 shares forfeited by the Sponsor will create a share
bonus pool structure.
FirstName LastName
 Cecil Magpuri
FirstName  LastNameCecil   Magpuri
Falcon's Beyond  Global, Inc.
Comapany
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March3 13, 2023 Page 3
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Questions and Answers, page xii

10. Please include a Q&A and related risk factor disclosure addressing the fact that the
         Merger Agreement does not include a minimum cash condition and how that may increase the risk that the post-combination company is under-capitalized. Address the fact that the
         Sponsor appears to be seeking additional financing beyond the Company Financing, and ensure your disclosure accounts for any redemptions made in connection with FAST II's
         Special Meeting held on March 3, 2023.
Q: WHAT WILL FAST II STOCKHOLDERS RECEIVE IN THE BUSINESS
COMBINATION?, page xiii

11. Where you discuss the Series A Preferred in this section and the Summary, revise to disclose the terms of conversion, including the conversion ratio, for the Series A
         Preferred. We also note your disclosure on page 264 that prior to ____, 2024, the
         Series A Quarterly Dividends will be paid in additional shares of Pubco Series A
         Preferred Stock. Include comparable disclosure in these sections.
Q: WHAT EQUITY STAKE WILL CURRENT FAST II PUBLIC STOCKHOLDERS..., page xvii

12. Please revise footnote 4 to the ownership table, here and on page 14, to state that Infinite
         Acquisitions is controlled by the adult children of Mr. and Mrs. Demerau, as you indicate on page 252.
Risk Factors
If we are not able to satisfy the requirements imposed by our FBD joint venture partners..., page
31

13. We note your disclosure that you may be subject to liquidated damage payments or other damages under your joint venture agreements. To the extent material, please quantify the aggregate liquidated damage payments you may be required to make.
If the Business Combination is consummated, FAST II's stockholders will experience dilution, page 64

14. Please revise this risk factor to address the potential dilution to FAST II's public stockholders upon conversion of the Class B common stock into Class A common stock following the waiver or expiration of the Company Member Lock-Up
Period.
Unaudited Pro Forma Condensed Combined Financial Information
Description of the Business Combination, page 73

15. On page 74, you discuss that the Earnout Shares and Earnout units will be deposited into escrow at the time of the merger and earned released and delivered upon satisfaction of certain milestones related to the volume weighted average closing sale price of shares of
 Cecil Magpuri
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Falcon's Beyond  Global, Inc.
Comapany
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         Pubco Class A Common Stock, the EBITDA of Pubco, and the gross revenue of Pubco, as applicable during the Earnout Period, which is the five-year period beginning on the one-
         year anniversary of the Acquisition Merger and ending on the six-year anniversary of the
         Acquisition Merger. Please disclose your planned accounting treatment for the earnout shares subsequent to their issuance.
Unaudited Pro Forma Statements of Operations , page 79

16.      Please revise to disclose FAST II   s basic and diluted earnings per
share and the related
         weighted average shares used to compute basic and diluted earnings per share for each period presented in the pro forma statements of operations.
4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance
Sheet, page 84

17. Refer to footnote 4(h) - Please clearly explain in footnote (h) how the number of shares of
         Pubco Class A common stock and Pubco Series A Preferred stock issued to the holders of
         27,402,238 shares of FAST II   s Class A common stock were calculated
or determined
         based on the exchange ratios in the merger agreement.
18. Refer to footnote 4(j) - Please explain in footnote (j) how the number of shares to be
         issued to reflect the recapitalization of the Company   s member   s
equity of 54,976,758
         shares of Pubco Class B stock assuming no redemptions, and 55,698,761 shares of Pubco
         Class B stock assuming maximum redemptions, were calculated or determined pursuant to the terms of the merger agreement.
19. Refer to footnote 4(k) - Please explain how the number of Seller Earnout shares to be issued to the holders of the Company Units, the Sponsor and Jeffries LLC under both the no redemption and maximum redemption scenarios were determined pursuant to the merger agreement. Also, please explain why no pro forma adjustments for the liabilities associated with the issuance of these shares have been reflected in the pro forma balance sheet. If the accounting for these earnout shares is incomplete at this time, please revise to include the disclosures outlined in Rule 11-02(a)(11)(ii)(B) of Regulation S-X.
20. Refer to footnote 4(o) - Please explain in footnote (o) how you determined the amount of the adjustment to derivative warrant liabilities and additional paid in capital to reflect the forfeiture of 2,148,913 Sponsor Redemption Forfeited Warrants, assuming maximum redemptions.
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 86

21. Refer to footnote 4(dd) - Please explain why no adjustment to reflect the fair value of the seller earnout shares has been reflected in the pro forma statement of operations for the year ended December 31, 2021. If the accounting for these earnout shares is incomplete at
 Cecil Magpuri
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Falcon's Beyond  Global, Inc.
Comapany
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         this time, please revise to include the disclosures outlined in Rule 11-02(a)(11)(ii)(B) of
         Regulation S-X.
22. Refer to footnote 4(gg) - Please revise to disclose the significant assumptions used to calculate the pro forma adjustment for preferred stock dividends, assuming no redemptions. Your revised disclosure should indicate the amount of the preferred stock and related dividend rate used to compute the adjustment and should also explain why there are no dividends reflected under the maximum redemption scenario.
23. Refer to footnote 4 (hh) - Please explain how you calculated or determined the pro forma adjustment to eliminate the change in fair value associated with the 2,148,913 Sponsor
         Redemption Forfeited Warrants, assuming maximum redemptions. Background of the Business Combination, page 93

24. We note your disclosure that Jefferies performed additional services after the IPO, including as a financial advisor and capital markets advisor, and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination.
         Please quantify the aggregate fees payable to Jefferies that are contingent on completion of the business combination.
25. Please elaborate on the negotiation of any material terms relating to the ancillary agreements that occurred between June 8, 2022 and July 11, 2022 that you reference on page 97. If no material terms were negotiated, so state.
26. We note your disclosure that the term sheet executed on April 21, 2022 contemplated a third-party financing of $250 million, which was reduced on May 6, 2022 to $100 million, and again on July 8, 2022 to $60 million. We also note references to an interim financing and that Jefferies was engaged as a capital markets advisor. Please revise to clarify whether the "interim financing" is a reference to the Company Financing, or whether it refers to an additional funding source. Also revise your disclosure to include more detail regarding the negotiations relating to such third-party financing, including any discussions about the need to obtain additional financing for the combined company, how the parties decided on the amount, and a description of any marketing processes undertaken to date
         (e.g., identification of potential investors and how the terms of the financing transaction may be determined).
27. We note your disclosure that the Company provided the Updated Opinion projections to
         "reflect the anticipated delay in the Closing of the Business Combination, the availability of the proceeds of the Business Combination equal to approximately 65%
of FAST II   s
         Trust Fund and $60 million in Private Placement Investment Amount, and other updates
         to the Company   s initial business plan." We also note your
disclosure that in January
         2023, the Company provided FAST II with an updated operating model and revised projections that resulted in a downward adjustment to the merger consideration. Please elaborate on these developments, including the reasons for the delay in the closing of the
         Business Combination, the updates to the Company's business plan, and the driving
 Cecil Magpuri
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         factors behind the updated projections.
Financing of the Business Combination, page 119

28. Your disclosure on page 119 indicates that as of December 31, 2022, Infinite Acquisitions has been issued 5,820,900 Company Financing Units for aggregate consideration of $58.2 million, including a portion of which related to a debt to equity conversion of $20,000,000 for 2,000,000 Financing Units. Please explain why this $58.2 million differs from the amounts reflected in footnote 4(e) to the pro forma balance sheet on page 85.
Certain Projected Financial Information, page 140

29. We note your disclosure on page 142 that investors are cautioned not to rely on such financial information in making a decision regarding the business combination proposal.
         Please remove such disclaimer, or revise to state that investors should not place undue reliance on the projections.
Sources and Uses, page 150

30. Please explain why the pro forma existing net debt reflected in the estimated sources and uses tables on pages 150 and 151 are inconsistent with the amounts reflected in the pro forma balance sheet on pages 77 and 78. Also please explain why the amount of estimated transaction expenses reflected in these tables of $45 million is inconsistent with the transaction expenses disclosed in footnote 4(c) on pages 84 and 85 of the registration statement. In addition, please explain why the cash to balance sheet under the no redemption and maximum redemption scenarios of $238.5 million and $15 million respectively, are inconsistent with the amounts reflected in the pro forma balance sheet on page 77. Please advise or revise as appropriate.
Information About the Company, page 189

31. We note your disclosure that at Falcon's Central locations, guests "will have the opportunity to enjoy these gaming properties beyond their visit through availability of consumer products, including apparel, merchandise, electronics and NFTs," and that your consumer merchandise roadmap within FBB also includes "NFTs." Please revise to provide a materially complete description of these NFTs, such as identifying who will create and sell them, what rights and benefits will be associated with them, including whether they could constitute securities under the federal securities laws, and the current status of their development. To the extent there is no immediate plan to offer NFTs or similar digital assets, please tell us what consideration you gave to whether the disclosure around your intent to sell NFTs is premature.
Falcon's Creative Group, page 191

32.      Please disclose the duration and effect of your patents.
33. Please revise to include a description of the material terms of your arrangement
 Cecil Magpuri
FirstName  LastNameCecil   Magpuri
Falcon's Beyond  Global, Inc.
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         with Qiddiya Investment Company. In this regard, we note your disclosure that FAST II
         believed this arrangement would be material to the Company   s
financial forecast and
         business trajectory and that you list it as one of the positive factors the FAST II board considered in approving the business combination. To the extent that you have a written agreement with Qiddiya Investment Company, please file such agreement as an exhibit to the registration statement, or tell us why you are not required to do so.
Falcon's Beyond Destinations, page 195

34. We note your reference to your joint venture with Asia VQuariums as an underlying driver of your Updated Projections on page 145, yet you do not otherwise describe this joint venture. Please revise to include a description of the material terms of this venture.
Partnership with Melia, page 196

35. Please revise your disclosure to include a description of the material terms of each of your
         JV Agreements with Melia, including a description of the Company's obligations under each agreement.
Partnership with Raging Power Limited, page 201

36. Please disclose the relative status and timeline of your Karnival project with Raging
         Power Limited, as you have done with respect to your JVs with Melia on page 199.
Customers and Concentration of Customer Risk, page 209

37. Please identify the material customers you describe in this section. Company Management's Discussion and Analysis of Financial Condition and Results of
Operations
Basis of Presentation, page 216

38. Your disclosure in the first paragraph on page 216 indicates that the pro forma results discussed in MD&A include adjustments for pro forma events that are directly attributable to the acquisition, factually supportable and expected to have a continuing impact on the combined financial results. Please note that these former provisions of Rule 11-02 of
         Regulation S-X are no longer applicable. Please revise your discussion and pro forma results presented as necessary to comply with the revised requirements of Article 11 of
         Regulation S-X.
Recent Developments
Business Combination and Public Company Costs, page 216

39. Your disclosure in the third paragraph on page 217 indicates that the most significant
         changes in Pubco   s future reported financial position and results
are expected to be an
         estimated increase in cash (as compared to the Company   s balance
sheet at September 30,
         2022) of approximately $34.5 million, assuming all holders of FAST II s Class A
 Cecil Magpuri
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         Common Stock exercise their redemption rights or $245.5 million, assuming no holders of
         FAST II   s Class A Common Stock exercise their redemption rights.
These increases in
         cash are inconsistent with those indicated by the pro forma balance sheet as of September
         30, 2022 included on page 77 of the registration statement. Please revise to eliminate this inconsistency.
The COVID-19 Pandemic, page 218

40. Please revise to quantify the impact of the COVID-19 pandemic on your financial results.
Certain Relationships and Related Party Transactions
Administrative Service Agreement, page 254

41. Your disclosure on page 255 indicates that the administrative services agreement will terminate upon consummation of a business combination. As expenses under this agreement have been included in the historical results of FAST II for the year ended
         December 31, 2021 and the nine months ended September 30, 2022, please revise to include pro forma adjustments eliminating these expenses in the pro forma statements of operations included on pages 79 and 80 of the registration statement. Description of PubCo Securties After the Business Combination
Exclusive Forum, page 271

42. We note your disclosure on page 55 that the PubCo Charter will provide that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the
         Exchange Act and that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please revise Article VII of the PubCo Charter to explicitly state whether the provision will apply to Exchange Act claims, and revise your disclosure on page 271 to clarify how the provision apples to Securities Act and Exchange Act claims for consistency.
Falcon's Beyond Global, LLC Annual Financial Statements
Consolidated Statements of Operations and Comprehensive Loss, page F-52

43. Please tell us your basis in GAAP for classifying the Payroll protection loan forgiveness and employee retention credits as components of operating income.
1. Description of Business and Basis of Presentation, page F-55

44. Your disclosure indicates that Katmandu has been deemed the accounting acquiror of
         Treehouse and National using the acquisition method of accounting in accordance with
         ASC 805. Please explain in further detail your basis for the conclusion that Katmandu is the accounting acquiror. Refer to the guidance in ASC 805-10-25-5 and 805-10-55-10 through 805-10-55-15.
 Cecil Magpuri
Falcon's Beyond Global, Inc.
March 13, 2023
Page 9
2. Summary of Significant Accounting Policies, page F-56

45. Please disclose your cost capitalization policies for ride media content and explain the nature of this intangible asset.
Note 3. Business Combination, page F-63

46. Please tell us how you determined you are not required to include audited financial statements of Treehouse and National, in accordance with Rule 3-05 of Regulation S-X.
17. Net Loss Per Unit, page F-77

47. Your disclosure indicates that on June 30, 2022, the Company issued 88,653,263 units to the owners of the Company in exchange for their ownership interest in the Company. It also indicates that the weighted average units outstanding for the year ended December
         31, 2021, used to determine the Company's net loss per unit, reflects the impact of this issuance as well as the Consolidation Agreement discussed in Note 1. Please explain in further detail how you calculated or determined the 79,019,762 weighted average units outstanding during the year ended December 31, 2021 that were used to compute basic and diluted loss per unit and explain your basis in GAAP for the treatment used. Also, please similarly explain how the weighted average units, basic and diluted for the nine months ended September 30, 2022 and 2021 were calculated or determined based on the disclosures provided in Note 11 to the interim financial statements. Falcon's Beyond Global, LLC Interim Financial Statements
Condensed Consolidated Statements of Member's Equity (Unaudited), page F-133

48. Please revise the statement of members equity for the nine months ended September 30,
         2022 to disclose changes in the Company's outstanding units.
Exhibits

49. Please file each of your joint venture agreements with Melia as an exhibit to the registration statement, or tell us why you are not required to do so. In this regard, we note your disclosure throughout the filing that such agreements are significant to your business.
General

50. We note that the purpose of the Special Meeting is to approve the Business Combination
       Proposal, the Pubco Organizational Documents Advisory Proposals, and the Adjournment
       Proposal (if necessary). Please tell us what consideration you gave to including a proposal
FirstName LastNameCecil Magpuri
       seeking approval pursuant to Section 312.03 of the NYSE Listed Company Manual. To
Comapany    NameFalcon's
       the extent you plan Beyond   Global,
                            to include      Inc.
                                       such additional proposal, please revise
throughout to
March include
       13, 2023the relevant
                 Page  9     information.
FirstName LastName
 Cecil Magpuri
FirstName  LastNameCecil   Magpuri
Falcon's Beyond  Global, Inc.
Comapany
March      NameFalcon's Beyond Global, Inc.
       13, 2023
March1013, 2023 Page 10
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        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ta Tanisha Meadows at 202-551-3322 or Linda Cvrkel at 202-551-
3813 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Joel Rubinstein, Esq.